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                       August 23, 2021

       Kevin Chin
       Chief Executive Officer
       VivoPower International PLC
       The Scalpel, 18th Floor, 52 Lime Street
       London EC3M 7AF
       United Kingdom

                                                        Re: VivoPower
International PLC
                                                            Form 20-F for the
Fiscal Year ended June 30, 2020
                                                            Filed September 8,
2020
                                                            File No. 001-37974

       Dear Mr. Chin:

              We issued comments to you on the above captioned filing on March 1, 2021, April 29,
       2021, and July 9, 2021. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by
       September 7, 2021.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              You may contact Joseph Klinko - Staff Accountant, at (202) 551-3824, or Lily Dang -
       Staff Accountant, at (202) 551-3867 with any questions.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Energy & Transportation